Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information in Post-Effective Amendment No. 38 to the Registration Statement (Form N-1A, No. 333-104972) of Morgan Stanley Institutional Liquidity Funds and to the incorporation by reference of our report, dated December 23, 2020, on ESG Money Market Portfolio and Government Portfolio (two of the seven portfolios comprising Morgan Stanley Institutional Liquidity Funds) included in the Annual Report to Shareholders for the fiscal year ended October 31, 2020.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

May 4, 2021